

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 19, 2012

Joel S. Kress
Executive Vice President
CĪON Investment Corporation
100 Fifth Avenue, 4th Floor
New York, NY 10011

Re: CĪON Investment Corporation (File Nos. 333-178646 and 814-00941)

Dear Mr. Kress:

We have reviewed the registration statement on Form N-2 of CĪON Investment Corporation ("Fund"), which was filed on December 20, 2011, to register its common stock under the Securities Act of 1933 ("1933 Act"). The registration statement states that the Fund has elected to be treated as a business development company under the Investment Company Act of 1940 ("1940 Act"). We have used captions from the registration statement above our comments to indicate the sections of the registration statement to which the comments relate. However, you should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus

Front Cover

1. The first sentence of the sixth paragraph on the cover page states that the Fund does not intend to list its shares on any securities exchange during the "offering stage." Please define the "offering stage" in this section.

2. The fifth sentence of the sixth paragraph on the cover page states that an investor should consider that he may not have access to the money he invests "for an indefinite period of time until we complete a liquidity event." Please briefly define the term "liquidity event" in this section.

3. Revise the first sentence of the eighth paragraph on the cover page to state that the prospectus "sets forth concisely" important information about us, rather than that the prospectus "contains" important information about us. Also revise the fourth sentence of the paragraph to indicate that the Fund may be contacted toll free or collect by dialing the applicable number. See Item 1.d. of Form N-2.

4. Please revise the statement required by Item 1.1.j. of Form N-2 to state that investing in the Fund should be considered "highly speculative" and "involves an extremely high degree of risk."

5. Please consider disclosing the following information on the front cover:

   a. The securities in which the Fund invests will generally not be rated by any rating agency.

   b. If the securities were rated, they would be below investment grade or "junk."

   c. Indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

6. Footnote 4 to the Pricing Table states that "[t]he sales load includes up to 7% of sales commissions and up to 3% for dealer manager fees." Please explain to us why the Fund qualifies as a direct participation plan or otherwise explain to us why the Fund is permitted to impose this level of sales charges. Also confirm to us that your FINRA examiner has agreed with this characterization.

7. The second to last sentence of the paragraph immediately after the Pricing Table states "[i]f you are eligible to purchase shares without a sales commission, then $95.50 of your investment will be used by us for investment." Please tell us how many people will be eligible for this. If only a small number will be eligible, please remove this sentence, as it dilutes the language that 13% of investments will be used for sales.

Prospectus Summary, pages 1-16

8. The last sentence of the fourth paragraph under "CĪON Investment Corporation" on page 1 refers to "non-qualifying assets." Please briefly define the term "non-qualifying assets" in this section.

9. The fourth sentence of the second paragraph on page 2 states that "because our common stock will not be listed on a national securities exchange, we will be able to pursue our investment objective without subjecting our investors to the daily share price volatility associated with the public markets." This disclosure suggests that the ability to sell shares in the market at a fluctuating market price would be less appealing to investors than the complete inability to sell those shares in the market along with an extremely limited ability to sell them back to the Fund. Please explain to us why you believe that not listing the Fund's shares on a national securities exchange is more beneficial to investors.

10. The seventh sentence of the second paragraph on page 2 refers to a "liquidity event." Please briefly define the term "liquidity event" in this section.

11. The last paragraph prior to "Capital Contribution by IIG and Apollo" on page 2 states that "[a]s a BDC, we will be subject to certain regulatory restrictions in negotiating certain investments with entities with which we may be prohibited from doing so under the 1940 Act, such as CIM, AIM and their respective affiliates, unless we obtain an exemptive order from the SEC. However, there can be no assurance that we will be able to obtain such exemptive relief." Please disclose in this section whether the Fund has applied for any such exemptive relief. Please tell us the status of the application.

12. The paragraph under "Capital Contribution by IIG and Apollo" on page 2 states that "IIG will not tender its shares for repurchase as long as CIM remains our investment adviser" and "Apollo will not tender its shares for repurchase as long as AIM remains our sub-adviser." Please disclose in this section whether there is any current intention for CIM and AIM to discontinue in their respective roles.

13. The disclosure under "About CIM," "About IKON," and "About AIM" on pages 2 through 4 is too extensive for a synopsis section. Please significantly summarize the marketing disclosure in these sections.

14. The second to last sentence prior to "Market Opportunity" on page 4 states that "[w]e will develop allocation procedures to mitigate any potential conflicts of interest that may develop between us, CIM and CIM's affiliates and AIM and its affiliates." Please tell us whether these procedures will be approved by the Fund's board (including the independent directors). Please provide us with copies of any such procedures once they are developed.

15. The last sentence of the carry-over paragraph on page 5 states that "adding to this imbalance in the availability of credit is the vast sum of unallocated private equity capital raised from 2006 to 2008 and since that time, much of which will require debt financing in the coming years." Please disclose in this section what this "vast sum" is.

16. The last sentence of the first paragraph under "Estimated Use of Proceeds" on page 9 states that "[i]f we sell only a portion of the shares we are registering, we may be unable to achieve our investment objective or provide portfolio diversification." (emphasis added.) As the Fund will not be diversified under the 1940 Act, please use a different term here. (Please make a similar revision to the second sentence of the third paragraph from the bottom of page 43, the third paragraph from the bottom of page 70, and any other place where the term "diversified" is used.)

17. The last full sentence on page 9 under "Distributions" states that "a portion of the distributions we make may represent a return of capital for tax purposes." Please disclose in this section that this would be a return of the shareholder's original investment and that, while not immediately taxable, it will lower the shareholder's basis in the investment, which will result in higher taxes when sold, possibly even if it is sold for a loss.

18. The second sentence of the first full paragraph on page 11 states that "[i]f you wish to tender your common stock to be repurchased, you must either tender at least 25% of the common

stock you purchased in the offering." Please delete the word "either" or, if applicable, describe what the other option is.

19. The first sentence under "Liquidity Event" on page 11 states that the Fund intends to "seek to complete a liquidity event." Please briefly define the term "liquidity event" in this section.

20. Under "Advisory Fees" on page 12, please disclose that the Fund could pay the incentive fee in one or more quarters, even if the Fund experienced a loss for the year.

21. The first sentence of the first bullet point under "Advisory Fees" on page 12 states that "[t]he first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our 'pre-incentive fee net investment income' for the immediately preceding quarter and will be subordinated to a preferred return on adjusted capital equal to [•]% per quarter, or an annualized rate of [•]%." The statement "subordinated to a preferred return" is complicated and difficult to understand. Please revise this language to describe this as a "hurdle rate" or other more easily understood term.

22. The first bullet point on page 13 states that "[w]e may compete with certain of Apollo's affiliates and Apollo-managed funds for investments, subjecting Apollo and its affiliates and Apollo-managed funds to certain conflicts of interest in evaluating the suitability of investment opportunities and recommending acquisitions on our behalf." Please tell us how these conflicts will be dealt with.

23. The sixth bullet point on page 13 states that "CIM, AIM and their respective affiliates may give advice and recommend securities to other clients that may differ from advice given to, or securities recommended or bought for, us, even though their investment objective may be similar to ours." Please disclose in this section why this might occur.

24. The last sentence of the seventh bullet point on page 13 states that "Apollo and its affiliates have no obligation to make any particular originated investment opportunities available to us and may be precluded from doing so by, for example, regulatory limitations under the 1940 Act." Please tell us what preclusions there are other than regulatory ones. If there are contractual preclusions, please disclose them in this section, indicate whether the independent directors have approved such arrangements, and explain why the Fund believes this is consistent with the respective parties' fiduciary duties.

25. The first sentence of the first paragraph under "Risk Factors" on page 14 states that "[a]n investment in our common stock involves a high degree of risk and may be considered speculative." Please revise the last part of this sentence to indicate that an investment may be considered "highly" speculative.

26. The first bullet point on page 15 states that "[o]ur investments in prospective portfolio companies may be risky." Please revise this to state that the Fund's investments "are subject to a high degree of risk." Please also move this particular risk to the top of the list of risks beginning on page 14.

27. The third bullet point on page 15 states that "[i]f we borrow money, the potential for gain and loss on amounts invested in us will be magnified and may increase the risk of investing in us." Please delete the reference to "the potential for gain," as this is not a risk of the Fund.

28. Please also disclose the following in the bullet points on pages 14 to 15:

    a. The loans in which the Fund invests will generally not be rated by any rating agency and if they were rated, they would be rated as below investment grade or "junk." Also disclose that indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

    b. Shares of business development companies frequently trade below net asset value.

    c. Because the portfolio will lack diversification among portfolio companies, the Fund will be subject to a risk of significant loss.

    d. Any rise in general interest rates will result in an increase in the income incentive fees payable by the Fund to its adviser, without a corresponding increase in Fund performance relative to the market as a whole.

Fees and Expense, pages 16-18

29. The line item "Other Organizational and Offering Expenses" in the Fee Table should go under Annual Expenses. Cf. Instruction 11(a) to Item 3.1. of Form N-2.

30. In the body of the fee table, please insert a parenthetical "(__% of income and realized capital gains)" at the end of the line item "Incentive fees payable pursuant to our investment advisory agreement."

31. In the first sentence under "Example" on page 16, the Fund states that it is assumed that "we have no indebtedness." This is inconsistent with note (7) to the fee table, which states that "[t]he figure in the table assumes we borrow for investment purposes an amount equal to 50% of our average net assets (including such borrowed funds) during such period and that the annual interest rate on the amount borrowed is 3.0%." The example should track the assumptions from the fee table. See Instruction 11(a) to Item 3.1. of Form N-2. Please revise.

32. The fourth sentence of the first paragraph after the Example on page 16 states that "[i]f we achieve sufficient returns on our investments to trigger an incentive fee on income of a material amount, both our distributions to our shareholders and our expenses would likely be higher." Please disclose in this section what the amounts would be if all of the returns were capital gains (which are not subject to the hurdle rate).

Compensation of the Dealer Manager, the Adviser and Certain Affiliates, pages 18-20

33. Please confirm that the dollar amounts in the third column are correct.

Questions and Answers about This Offering, pages 21-24

34. The last sentence of the answer to the third question on page 21 states "[b]eginning with the second anniversary of the date of the investment advisory agreement, our board of directors will annually review the compensation we pay to CIM and the compensation CIM pays to AIM to determine that the provisions of the investment advisory agreement and the investment sub-advisory agreement, respectively, are carried out." Please also disclose that the board will determine whether to renew the contract at such time.

Risk Factors, pages 25-47

35. The first sentence under "Our board of directors may change our operating policies and strategies . . ." on page 25 states that "Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval." Please confirm to us that the Fund has no intention to change its investment policies and strategies during the next year.

36. The last sentence of the paragraph under "Our board of directors may change our operating policies and strategies . . ." on page 25 states that "we will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from our public offering in ways with which investors may not agree or for purposes other than those contemplated in this prospectus." Please confirm for us that any use of proceeds that represents a material investment strategy is included in the prospectus. Please also confirm that if material investment policies and strategies change subsequent to the sale, and the offering is continuing, the registration statement and prospectus will be amended or supplemented to reflect the change in strategy and risk.

37. The first sentence of the second full paragraph on page 27 states that "[b]oth the investment advisory agreement and the investment sub-advisory agreement that CIM has entered into with AIM have termination provisions that allow the parties to terminate the agreements." Please revise this sentence to indicate that the Fund has entered into the agreement with AIM and that the contract has been approved pursuant to Section 15 of the 1940 Act.

38. The third sentence of the second full paragraph on page 27 states that "[t]he investment sub-advisory agreement may be terminated at any time, upon 60 days' written notice by AIM or, if a majority of the independent directors of our board of directors or the holders of a majority of our outstanding voting securities determine that the investment subadvisory agreement with AIM should be terminated, by CIM." (emphasis added.) Please revise to indicate that it is the Fund, not CIM that has the authority to terminate the sub-advisory agreement with AIM.

39. The first sentence of the fourth full paragraph on page 27 states that "[t]he investment sub-advisory agreement also provides that if the agreement is terminated by AIM for good reason or the agreement is not renewed or is terminated otherwise without cause by us or our shareholders, as applicable, AIM will be entitled to the payment of all amounts and any accrued but unreimbursed expenses payable to it and not yet paid, as well as an amount equal to 37.5% of the gross amount of management fees and incentive fees paid by us over the three year period commencing in the calendar quarter following the calendar quarter in which such termination occurs." Please disclose in this section what constitutes "good reason" under the contract. Please also clarify that it is CIM's obligation, and not the Fund's, to pay such amounts and that the Fund will not be liable for any such monies in the event that CIM is unable or unwilling to pay.

40. The second to last sentence of the second paragraph on page 36 states that "[i]n the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our public offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your common stock." Please revise to make consistent with comment 17.

41. The last two sentences on page 32 state that "we may compete with any such investment entity for the same investors and investment opportunities. We will be unable to participate in certain transactions originated by CIM or its affiliates unless we seek and receive exemptive relief from the SEC." Please tell us how these opportunities will be allocated. See also comment 11.

42. Under "Risks Related to Business Development Companies" on page 34, please disclose that shares of business development companies frequently trade below net asset value.

43. Please revise the first part of the first heading under "Risks Related to Our Investments" on page 35 to state that "[o]ur investments in prospective portfolio companies are subject to a high degree of risk." Please also disclose under this heading that the loans in which the Fund invests will generally not be rated by any rating agency and that if they were rated, they would be rated as below investment grade or "junk." Also disclose that indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

44. Please disclose the following risks created by investing in original issue discount ("OID") instruments under the heading "Risks Related to Our Investments" on pages 35-40:

    a. The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the adviser, who collects higher incentive fees and, in the case of payment-in-kind loans, higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove ultimately uncollectible.

b. OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

c. OID instruments generally represent a significantly higher credit risk than coupon loans.

d. OID income received by the Fund may create uncertainty about the source of the Fund's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e. In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

f. OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

45. The second sentence of the paragraph under "The dealer manager in our continuous offering may be unable to sell a sufficient number of shares of common stock for us to achieve our investment objective" on page 44 notes that "The dealer manager has no experience selling shares on behalf of a BDC. Please explain to us why this entity was selected as the dealer manager.

Special Note Regarding Forward-Looking Statements, page 48

46. The first sentence of the last paragraph on page 48 states that "we assume no obligation to update any such forward-looking statements."   Please revise the disclosure to clarify that the Fund has a continuing obligation to update the prospectus during the offering period to reflect material changes.

Management, pages 82-86

47. Please tell us when the independent directors will be elected.

48. In the table regarding the directors on page 82, please include columns for "Principal Occupation During the Past 5 Years" and "Other Directorships Held During the Past 5 Years."

49. The last sentence of the last paragraph prior to "Risk Oversight and Board Structure" on page 85 states that "[a] shareholder who wishes to recommend a prospective nominee for the board of directors must provide notice to our corporate secretary in accordance with the requirements set forth in our bylaws." Please summarize these bylaw requirements in this section.

Portfolio Management, page 87

50. The second to last paragraph on page 87 states that the compensation of members of the investment committee includes an annual bonus based on an assessment of short term and long term performance. Please identify any benchmarks used. Also state whether performance is measured pre-tax or after-tax, and provide the "Other Accounts Managed" disclosure required by Item 21.1. of Form N-2.

Control Persons and Principal Shareholders, page 101

51. The first sentence under "Control Persons and Principal Shareholders" states that "After this offering, no person will be deemed to control us, as such term is defined in the 1940 Act." Although IIG and Apollo will apparently not be control persons if the offering is completed, both IIG and Apollo appear to be control persons "as of a specified date no more than 30 days prior to the date of the offering." See Item 9.3. of Form N-2.

Code of Ethics, page 120

52. Please disclose whether the Fund's adviser and principal underwriter have adopted codes of ethics under rule 17j-1 under the 1940 Act and the related information called for by Item 18.15. of Form N-2. Please also revise the reference to "1-800-SEC-0330" in the second to last sentence under "Code of Ethics" to read "202-551-8090," and explain that copies of the codes may be obtained after paying a duplicating fee. Provide the addresses called for by Item 18.15. of Form N-2.

Proxy Voting Policies and Procedures, pages 120-121

53. Please explain under "Proxy Policies" on page 121 how the securities will be voted when there is a conflict between the interests of the Fund and the interests of the adviser, underwriter or affiliated persons. See Item 18.16. of Form N-2.

54. Under "Proxy Voting Records" on page 121, please include a toll free number to request this information. Also note that the information is on the Commission's website. Please note that the information should be for the most recent 12 month period ended June 30.

General

1. Please furnish us with a representation that the Fund will disclose estimates of the tax characteristics of its distributions in its quarterly reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the Fund's distributions in its periodic reports will alert shareholders to potential year-end tax consequences.

2. Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund's securities have filed or will file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

3. Please advise us if you have submitted or expect to submit an additional exemptive application or no-action request in connection with your registration statement.

4. Please inform us whether FINRA has reviewed the underwriting terms and arrangements of the offering.

5. We note that the registration statement did not include a cover letter. Please include a cover letter in future filings.

6. We note that substantial portions of the registration are incomplete and necessary information is missing. Please file a pre-effective amendment with the missing information. When the missing information is provided, we intend to take sufficient time for a fulsome review.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the 1933 Act. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions about these comments, please call me at 202-551-6773.

Very truly,

Kieran G. Brown
Senior Counsel